Questar Corporation 333 South State Street P.O. Box 45433 Salt Lake City, UT 84145-0433

September 23, 2013

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Via Edgar

Re: Comment letter dated September 18, 2013
Questar Corporation
File No. 1-08796
Questar Gas Company
File No. 333-69210
Questar Pipeline Company
File No. 0-14147
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013

Dear Ms. Thompson,

We have reviewed your letter dated September 18, 2013, concerning the Questar Corporation, Questar Gas Company and Questar Pipeline Company Form 10-K for the year ended December 31, 2012, as listed above. Following is our response to your comments:

Form 10-K for the Fiscal Year Ended December 31, 2012
Exhibit 23 - Consents of Experts and Counsel, page 110
Exhibits 23.1, 23.3 and 23.4

1.
We note that the consents of your independent registered public accounting firm do not indicate the name of the accounting firm providing the consent. Please amend your Form 10-K to provide consents with conformed signatures consistent with the guidance in Rule 302 of Regulation S-T. Please ensure that your amendment complies with the guidance in Rule 12b-15 of the Exchange Act.

Response:
We acknowledge the Staff's comment. In response to the Staff's comment, concurrently with the submission of this Response Letter, we have amended our Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”), to file the referenced auditor's consents. We obtained a manually-signed consent, dated February 21, 2013, from our independent registered public accounting firm prior to filing our Form 10-K with the Commission on February 22, 2013. While Part IV of the Form 10-K, Exhibit Index, did include Exhibits 23.1, 23.3 and 23.4, the auditor's consent, as an exhibit to the Form 10-K, the omission of the auditor's conformed signatures from the Form 10-K was due solely to an inadvertent filing error and not because we did not have a signed copy of the auditor's consent.

Questar Corporation, Questar Gas Company and Questar Pipeline acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

Please contact me at 801-324-5407, email kevin.hadlock@questar.com, or David Curtis, VP & Controller, at 801-324-2403, email dave.curtis@questar.com, if you have any questions regarding our response to your comment letter.

Sincerely,

/s/Kevin W. Hadlock

Kevin W. Hadlock
Executive vice president and chief financial officer Questar Corporation